Crown Auto Holdings, Inc.
2760 South State Street
Salt Lake City, UT 84115

February 9, 2012

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 3561
Washington D.C., 20549-7010

Attention:  Jennifer Thompson

Re:	Crown Auto Holdings, Inc. Amendment No. 5 to Registration Statement on Form S-1 Filed January 18, 2012 File No.: 333-171624

Dear Ms. Thompson:

I write on behalf of Crown Auto Holdings, Inc., (the “Company”) in response to Staff’s letter of February 7, 2012, by Mara Ransom, Assistant Director, Legal Division of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 5 to the Registration Statement on Form S-1, filed January 18, 2011, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Results of Operations for the Three Months Ended September 30, 2011 and 2010, page 32

1.
We note that in the sixth paragraph on page 33 you compare net income of $28,310 for the nine months ended September 30, 2011 to pro forma net income of $192,731 for the nine months ended September 30, 2010. However, per your revised financial statements on page F-2, pro forma net income for the nine months ended September 30, 2010 is $182,955. Please revise so that the amounts discussed within your results of operations agree to the amounts presented on the face of your statements of operations.

In response to this comment, the Company revised the results of operations to agree with the amount presented in the financials.

Results of Operations for the Nine Months Ended September 30, 2011 and 2010, page 33

2.
We also note that in the fifth paragraph on page 33 you discuss bad debt expense of $0 for the nine months ended September 30, 2010. However, your revised statements of operations for the nine months ended September 30, 2010 on page F-2 reflect bad debt expense of $9,776. As previously requested, please revise either the amounts included your financial statements or the amounts included in Management’s Discussion and Analysis, as appropriate, so that the amounts being discussed agree with the amounts included in your financial statements.

In response to this comment, the Company revised the results of operations to agree with the amount presented in the financials.

Executive Compensation, page 37

3.
Please update your executive compensation disclosure through the end of your most recent fiscal year. See Question 117.05 of the Division of Corporation Finance’s Regulation S-K Compliance and Disclosure Interpretation’s located at

http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

In response to this comment, the Company updated executive compensation through December 31, 2011

Sincerely,

/s/ Jim Katsanevas
Jim Katsanevas